Eversource Energy and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
	For the Years Ended December 31,
(Thousands of Dollars)	2017	2016	2015	2014	2013
Earnings, as defined:
Net income	$995,515	$949,821	$886,004	$827,065	$793,689
Income tax expense	578,892	554,997	539,967	468,297	426,941
Equity in earnings of equity investees	(27,432)	(243)	(883)	(1,044)	(1,318)
Dividends received from equity investees	20,042	120	—	—	582
Fixed charges, as below	451,287	429,406	397,392	386,451	362,403
Less: Interest capitalized (including AFUDC)	(12,453)	(10,791)	(7,221)	(5,766)	(4,062)
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	(12,532)	(12,532)	(12,532)	(12,532)	(12,803)
Total earnings, as defined	$1,993,319	$1,910,778	$1,802,727	$1,662,471	$1,565,432

Fixed charges, as defined:
Interest expense	$421,755	$400,961	$372,420	$362,106	$338,699
Rental interest factor	4,547	5,122	5,219	6,047	6,839
Preferred dividend security requirements of consolidated subsidiaries (pre-tax)	12,532	12,532	12,532	12,532	12,803
Interest capitalized (including AFUDC)	12,453	10,791	7,221	5,766	4,062
Total fixed charges, as defined	$451,287	$429,406	$397,392	$386,451	$362,403

Ratio of Earnings to Fixed Charges	4.42	4.45	4.54	4.30	4.32